EXHIBIT 4.10

EMPLOYMENT AGREEMENT

          This EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the 15th day of July, 2002, by and between Daniel Yelin (the “Executive”) and Arel Communications and Software Ltd., a corporation incorporated under the laws of the State of Israel (the “Company”).

W I T N E S S E T H:

          WHEREAS, the Company desires to employ the Executive to serve as its Chief Financial Officer and the Executive desires to accept such employment, under the terms and conditions of this Agreement.

          NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

          1.          Employment and Duties.

                       a.   The Company hereby employs the Executive, and the Executive hereby accepts employment, to serve as the Chief Financial Officer of the Company during the Term (as defined below).

                       b.   During the Term, the Executive shall perform such duties and  responsibilities commensurate with the position of a chief financial officer and shall report to, and comply with the directives of, the Chief Executive Officer of the Company (the “CEO”) or such officer of the Company as may be designated by the CEO from time to time (the “Supervising Officer”).

                       c.   Executive acknowledges and agrees that he may be required to travel within and outside of Israel to perform his duties hereunder.

                       d.   Excluding periods of vacation, sick leave and military reserve service to which the Executive is entitled or required, the Executive agrees to devote all of his working time and attention to the business and affairs of the Company and its subsidiaries (the subsidiaries shall be referred to herein as the “Arel Companies”) and shall use his best efforts, skills and abilities in his diligent and faithful performance of his duties and responsibilities hereunder. During the Term, as defined below, the Executive shall not engage in any other business activities, excluding the passive management of his personal investments, or hold any office or position, regardless of whether any such activity, office or position is pursued for profit or other pecuniary advantage, without the prior written consent of the Company.

                       e.   The Executive’s duties are in the nature of management duties that demand a special level of loyalty and, accordingly, the Law of Work Hours and Rest 5711-1951 shall not apply to this Agreement. The parties hereto confirm that this is a personal services contract and that the relationship between the parties hereto shall not be subject to any general or special collective employment agreement or any custom or practice of the Company in respect of any of its other employees or contractors.

          2.          Term.  Executive shall be employed hereunder commencing as of July 15, 2002 and ending upon the termination of the Executive’s employment, by either party, in accordance with Section 5 below (the “Term”).

          3.          Compensation and Related Matters. As full compensation for the Executive’s performance of his duties and responsibilities hereunder, the Company shall pay the Executive the compensation and provide the benefits set forth below:

                       a.          Base Salary.

                      (i)    The Company shall pay the Executive a monthly gross salary (the “Base Salary”) of thirty-six thousand New Israeli Shekels (NIS 36,000), less required deductions. Base Salary shall be payable in accordance with the customary payroll practices of the Company.

                      (ii)    The Base Salary as specified in this Section 3a. above includes remuneration for working overtime and on days of rest, and the Executive shall not be entitled to any further remuneration or payment whatsoever other than the Base Salary, unless expressly specified in this Agreement. The Executive acknowledges that the Base Salary which the Executive is entitled pursuant to this Agreement constitutes due consideration for the Executive working overtime and on days of rest.

                       b.          Bonus.

                       (i)        Beginning in the year 2003, the Executive shall be eligible to receive an annual performance-based bonus in the maximum gross amount of thirty-two thousand U.S. dollars ($32,000) (the “Annual Bonus”). The Annual Bonus shall be payable within thirty (30) days from the date of the release of the annual consolidated audited financial statements of the Company. The Annual Bonus shall be payable, provided, however, that the Executive is still employed by the Company as of December 31 of the relevant year and that the Arel Companies and the Executive achieve certain performance objectives as determined by the Company prior to or at the beginning of the relevant year; said performance objectives shall be based on the annual budget as approved by the board of directors of the Company. Executive shall not be entitled to receive the Annual Bonus in the event that the Company does not set such performance objectives.

                        (ii)      The Executive shall be eligible to receive a pro-rated gross portion of the Annual Bonus for the year 2002 (the “2002 Bonus”) (the “Annual Bonus” and the “2002  Bonus” shall be referred to together as the “Bonuses”). The 2002 Bonus shall be payable within thirty (30) days from the date of the release of the annual consolidated audited financial statements of the Company for the year ending December 31, 2002. The 2002 Bonus shall be payable, provided that the Executive is still employed by the Company as of December 31, 2002, and that the Arel Companies and the Executive achieve certain performance objectives during the period of July 1, 2002, and December 31, 2002, as determined by the Company and based on the semi-annual budget approved by the Board of Directors on June 12, 2002. The Company shall make its best efforts to set such performance objectives by no later than August 15, 2002.

                       (iii) The Executive will not be entitled to any bonus under this Section 3b. should this Agreement and the Executive’s employment be terminated for cause (as defined in Section 5a. below) prior to the payment of any such bonus.

                       (iv)  The Company shall be entitled, in its sole discretion, to pay, in accordance with the terms of this Section 3b., the Bonuses in New Israeli Shekels or in U.S. dollars. Any payment made in New Israeli Shekels shall be calculated according to the representative rate of exchange published by the Bank of Israel on the date immediately prior to the date on which the Bonus is paid.

                       c.          Company Car. The Company shall make available to the Executive an automobile for his business and personal use.  The automobile shall be owned or leased by the Company, at its sole discretion, and shall be registered in the Company’s name during the term of this Agreement.  The automobile shall be returned by the Executive to the Company upon the termination, for any reason, of the Executive’s employment with the Company. The Company shall bear all expenses of maintaining and operating the automobile, including, without limitation, insurance, gasoline, maintenance and repairs, up to a maximum monthly amount of $900. For the sake of clarity, Executive shall only be entitied to the benefits under this Section 3c. (including any economic value therefrom) if he makes use of the automobile.

                       d.          Sick Leave Under the Sick Pay Law 5736-1976.          The Executive shall be entitled to the maximum number of days of sick leave as set forth in the Sick Pay Law 5736-1976, payment for which shall be made in accordance with the Company’s standard practices for its senior employees.

                       e.          Vacation.  The Executive shall be entitled to twenty (20) working days annual paid vacation, which will be accrued in accordance with the Company’s vacation policy in effect from time to time. The Executive may schedule the vacation as he elects, subject to the Company’s business needs.

                       f.           Reserve Duty.  The Executive shall continue to receive the Base Salary, along with all its related benefits, provided for hereunder during periods of military reserve duty.  The Executive hereby assigns and undertakes to pay to the Company any amounts received from the National Insurance Institute as compensation for such reserve duty service.

                       g.          Manager’s Insurance.  The Company shall effect a Manager’s Insurance Policy (the “Policy”) in the name of the Executive, and shall pay a sum up to 15.83% of the Base Salary towards such Policy, of which 8.33% will be on account of severance pay and 5% on account of pension fund payments and up to a further 2.5% of the Base Salary on account of disability pension payments.  The Company shall deduct 5% from the Base Salary to be paid on behalf of the Executive towards the Policy.

                       h.          Further Education Fund Contributions.  The Company shall pay a sum equal to 7.5% of the Base Salary and shall deduct 2.5% from the Base Salary to be paid on behalf of the Executive towards a further education fund (the “Further Education Fund”). Use of these funds shall be in accordance with the by-laws of such fund.

                       i.          Convalesence Pay. Executive shall be entitled to receive convalesence pay (Demei Havra’a) according to applicable law.

                       j.          Notwithstanding anything to the contrary herein, all payments and contributions of the Company under this Agreement shall be limited to the highest deductible amount recognized by the tax authorities.

          4.          Expenses.

                       a.           The Executive shall be reimbursed for reasonable and necessary out-of-pocket expenses incurred on the Company’s behalf provided, however,that (i) such expenses have been previously approved in writing by the CEO or the Supervising Officer and incurred in accordance with the Company’s expense policy in effect at such time (the “Expense Policy”), (ii) the Executive has submitted, in writing, in the proper format, an expense report for the same, together with written receipts, in accordance with the Expense Policy (each, an “Expense Report”), (iii) the Expense Report has been submitted within thirty (30) days of the date on which the expense was incurred, and (iv) where expenses have been incurred by means of installment payments or on credit, Executive shall not be reimbursed for such expenses until the Executive has actually paid them, i.e., the Executive’s account has been debited for each installment.  Executive hereby acknowledges that once reimbursement has been received for goods purchased by him on behalf of the Company, such goods shall become the sole property of the Company.

                       b.          The Employee shall be entitled to receive from the Company a one-time reimbursement for reasonable expenses of the door-to-door moving, incurred in connection with his relocation, including shipping, of his family’s personal effects to Israel from the United States, against written receipts for such expenses and up to a maximum of $10,000 (ten thousand U.S. dollars) less required deductions.  In the event that the Executive terminates his employment with the Company at any time prior to the first anniversary of the commencement of the Term, the Executive shall return to the Company all amounts received under this Section 4b. and the Executive agrees that such amounts may be offset from any salary or severance pay owing to him at such time.

                       c.          The Company shall be entitled, in its sole discretion, to reimburse the Executive for such relocation expenses, as provided for in this Section 4, in New Israeli Shekels or in U.S. dollars. Any payment made in New Israeli Shekels shall be calculated according to the representative rate of exchange published by the Bank of Israel on the date immediately prior to the date on which such reimbursement is paid.

          5.        Termination.  Unless otherwise mutually agreed to by the parties, this Agreement and the Executive’s employment shall terminate:

                     a.  Upon written notice of the Company of the existence of cause.  For purposes of this Agreement, the term “cause” will be defined to include matters such as: (i) a determination by the Company, in the reasonable judgement of the board of directors of the Company, that the Executive has engaged in gross misconduct; (ii) the prosecution of the Executive for any felony whatsoever, or any other criminal act involving moral turpitude or affecting the Company or the Arel Companies; (iii) any failure to carry out a directive of the CEO or the Supervising Officer which involves the business of the Company or any of the Arel Companies which failure continues after seven (7) days written notice of such failure; (iv) embezzlement or intentional misuse of funds of the Company or any of the Arel Companies; (v) falsification of records or reports; (vi) ownership, directly or indirectly, of an interest in a person or entity in competition with the products or services of the Company or any of the Arel Companies, including those products or services contemplated in a plan adopted by the board of directors of the Company or of any of the Arel Companies; provided, however, that the Executive may own, directly or indirectly, solely as an investment, securities of any entity which are traded on any national securities exchange if Executive owns in the aggregate, directly or indirectly, less than three percent (3%) of all classes of securities of such entities at any time; (vii) any breach of the Executive’s fiduciary duties or duties of care to the Company or any of the Arel Companies; (viii) any material breach of this Agreement by the Executive; (ix) any breach of Sections 7, 8 and/or 9 hereof; (x) any conduct materially detrimental to the Company or any of the Arel Companies; and (xi) any other act or omission that constitutes “cause” under the laws of any jurisdiction in which the Company or any of the Arel Companies  conducts its business at the time of such act.

                    b.  If the employment of the Executive is terminated under Section 5a., then, unless the parties otherwise mutually agree in writing, in full satisfaction of the Company’s obligations under this Agreement, the Executive shall only be entitled to: (w) earned but unpaid Base Salary provided for herein up to and including the effective date of termination, prorated on a daily basis; (x) severance pay in the amount required by law; (y) the portion of the Policy that was contributed by the Executive; and (z) the portion of the Further Education Fund that was contributed by the Executive. The Executive shall cooperate with the Company to assist the integration into the Company’s organization of the person or persons who will assume the Executive’s responsibilities.

                    c.  Upon three (3) months written notice (the “Notice Period”) by the Company, it being understood that the Company may provide such notice at any time without cause and without the need to state the reason therefor. During the Notice Period, Executive shall, at the option of the Company, continue to perform his duties as set forth herein or remain absent from the premises of the Company and the Arel Companies. In addition, Executive shall cooperate with the Company to assist the integration into the Company’s organization of the person or persons who will assume the Executive’s responsibilities. During the Notice Period, Executive shall continue to receive his compensation pursuant to Section 3 above. Upon termination without cause, the Executive shall be entitled to receive severance pay required by law, subject to the provisions of Section 5e. below.

                    d.     Upon three (3) months written notice (the “Company Notice Period”) by the Executive (it being understood that the Executive may provide such notice at any time). During the Company Notice Period,  Executive shall, at the option of the Company continue to perform his duties as set forth herein or remain absent from the premises of the Company and the Arel Companies. In addition, Executive shall cooperate with the Company to assist the integration into the Company’s organization of the person or persons who will assume the Executive’s responsibilities. During the Company Notice Period, the Executive shall continue to receive his compensation pursuant to Section 3 above.

                    e.  Upon the termination of the Executive’s employment with the Company under Sections 5c. or 5d. only, the right to receive the Policy and the Further Eduction Fund shall be automatically assigned to the Executive. The Company and Executive agree and acknowledge that, in the event that the Company transfers ownership of the Policy and/or any Executive insurance policy, or the right to receive such policies to the Executive, then, in accordance with Section 14 of the Severance Pay Law 5723-1963, such transfer shall be credited against any obligation that the Company may have to pay severance pay to the Executive pursuant to the Severance Pay Law, 5727-1963, and that such transfer shall be made instead of any statutory obligation to pay severance pay, and not in addition thereto. For the avoidance of any doubt, in such case, the Company hereby further acknowledges that it waives its right to a refund of the funds accumulated in the Policy, in accordance with the provisions of, but subject to the limitations set forth in, the General Approval of the Minister of Labor and Welfare, a translation of which is attached hereto as Appendix A.

          6.        Return of Proprietary Information and Company Property.

                     a. In the event of any termination of this Agreement, whether by the Company or the Executive, and whatever the reason, the Executive will promptly deliver to the Company all documents, data, records and other information pertaining to his employment by the Company  and other responsibilities hereunder, including any Proprietary Information (as defined below) or Company Intellectual Property (as defined below), and the Executive will not intentionally take with him any documents or data, or any reproduction or excerpt of any documents or data, containing or pertaining to his employment by the Company or other responsibilities hereunder or any Proprietary Information or Company Intellectual Property.

                     b.          Return of Company Property.The Executive acknowledges that the Company, in its sole discretion, may provide him with a computer and other equipment in connection with the performance of his duties hereunder.  The Executive will use the equipment solely for work done on behalf of the Company. Upon termination of this Agreement for whatever reason, or sooner if requested by the Company, the Executive shall return to the Company all equipment of the Company in the condition received from the Company, fair wear and tear excepted.

          7.        Confidentiality; Proprietary Information.

                      a. The Executive recognizes and acknowledges that the designs, inventions, improvements, trade secrets, software systems (including specifications, programs and documentation), hardware, methods, data, developments, and works of authorship, which the Company or any of the Arel Companies use, own, plan or develop (whether for their own use or for use by their clients), and the Company’s or any of the Arel Companies’ business plans, marketing plans and customer lists, are confidential and are the property of the Company or the  Arel Companies (hereinafter “Proprietary Information”). Proprietary Information does not include information that is now, or hereafter becomes, through no act or failure to act on the part of Executive, generally known to the public.

                      b.  The Executive agrees that, except as directed by the Company and in the ordinary course of the business of the Company, he will not, during or after the term of this Agreement or of his employment with the Company, disclose to any person or entity or use, directly or indirectly for his own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

                      c.  The Executive agrees that the provisions of this paragraph shall survive the termination of this Agreement and Executive’s employment with the Company.

          8.        Intellectual Property Rights.

                      a.          For purposes of this Agreement, “Intellectual Property” means the following items of intangible and tangible property:

                    (i)     Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

                    (ii)    Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

                    (iii)  Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

                    (iv)  Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

                    (v)  Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

                    (vi)  Semiconductor chip designs, whether or not registered as mask works or topographies.

                      b.          The Executive hereby assigns to the Company by way of future assignment all Intellectual Property, originated, conceived, written or made by the Executive during the term of this Agreement, related to his employment with the Company, or which is in any way connected to the products or services of the Company or any of the Arel Companies, including those products or services contemplated in a plan adopted by the board of directors of the Company or of any of the Arel Companies.

                      c.          In furtherance of the foregoing Sections 8a and 8b, the Executive agrees that all fruits of the Executive’s work in connection with the business of the Company or any of the Arel Companies, including all Intellectual Property and future products (hereinafter referred to as an “Invention”) which are invented or developed by the Executive during the term of his employment with the Company shall be wholly-owned by the Company, and the Company shall be entitled to deal therewith as it desires and register the Invention in its name or in the name of an Arel Company. The duty of confidentiality in Section 7 above shall also apply to all Company Intellectual Property and to any Inventions.

                      d.          Upon request, the Executive will execute any instrument required to vest in the Company or an Arel Company complete title and ownership to any Company Intellectual Property or Invention.  The Executive will, at the request of the Company, execute any necessary instrument to obtain legal protection in the United States, Israel, and other foreign countries for Company Intellectual Property or Inventions and for the purposes of vesting title thereto in the Company or an Arel Company, all at the Company’s expense and without any additional compensation of any kind to the Executive.  The Executive irrevocably appoints the Company as his attorney in his name and on his behalf to execute all documents and do all things required in order to give full effect to the provisions of this Section 8.

          9.          Competitive Activity. During the Term and for a period of twelve (12) months from the date of termination of this Agreement by the Executive or by the Company (the “Termination Date”), the Executive will not directly or indirectly:

                      a.  carry on or hold, directly or indirectly, an interest in any company, venture, entity or other business which competes with the products or services of the Company or any of the Arel Companies, including those products or services contemplated in a plan adopted by the  board of directors of the Company or of any of Arel Companies (a “competing business”) (including, without limitation, as a shareholder); provided, however, that the Executive may own, directly or indirectly, solely as an investment, securities of any entity which are traded on any national securities exchange if he owns in the aggregate, directly or indirectly, less than three percent (3%) of all classes of securities of such entities at any time;

                     b.  solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his knowledge, was provided with services by the Company or an Arel Company at any time during the twenty-four (24) months immediately prior to the Termination Date, for the purpose of offering services or products which compete with the services or products supplied by the Company or an Arel Company at the Termination Date (“restricted services”) or request or advise any such person to withdraw, curtail or cancel its business dealings with the Company or an Arel Company;

                     c.  act as a consultant or employee or officer or in any managerial capacity in a competing business or supply in competition with the Company or an Arel Company restricted services to any person who, to his knowledge, was provided with services by the Company or an Arel Company any time during the twenty-four (24) months immediately prior to the Termination Date; or

                     d.  employ any person employed by the Company or an Arel Company at any time during the twenty-four (24) months immediately prior the Termination Date or solicit or entice away or endeavor to solicit or entice away any such person from the Company or an Arel Company with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity or to provide similar services to another person.

                     e.  If the scope of any restriction contained in this Section 9 is too broad to permit enforcement of such restriction to its full extent, then such restriction shall be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

          10.       Injunction. The Executive agrees that it would be difficult to measure damage to the Company or an Arel Company from any breach by the of the Executive of the promises set forth in Sections 7, 8 and/or 9 hereof, and that injury to the Companyor an Arel Company from any such breach would be extrememly difficult to calculate, and that money damages would therefore be an inadequate remedy for any such breach.  Accordingly, the Executive agrees that if he breaches any provision of Sections 7, 8 and/or 9 hereof, the Company, or an Arel Company will be entitled, in addition to all other remedies it may have at law or in equity, to an injunction or other appropriate orders to restrain any such breach by Executive without showing or proving any actual damage sustained by the Company or an Arel Company, as the case may be.

          11.       Representations of the Executive. The Executive represents to the Company as follows:

                      a.          Neither the execution and delivery of this Agreement nor the performance by the Executive of his duties and obligations hereunder violates or will require him to violate or breach any obligation to or agreement or confidence with any previous employer or third party.

                      b.         The Executive has the full right, power and legal capacity to enter into and deliver this Agreement and to perform his duties and other obligations hereunder. This Agreement constitutes the valid and binding obligation of the Executive and no approvals or consents of any persons or entities are required for the Executive to execute and deliver this Agreement or perform his duties and other obligations hereunder.

                      c.          The Executive does not have in his possession any Intellectual Property, confidential information or documents belonging to others, and will not use, disclose to the Company or to any Arel Company or induce the Company or any Arel Company to use any such Intellectual Property, confidential information or documents during the term of this Agreement.

          12.       Successors. This Agreement and the Executive’s performance hereunder are personal to the Executive and shall not be assignable by the Executive. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

          13.       Miscellaneous.

                     a.          Waiver; Amendment.  The failure of a party to enforce any term, provision, or condition of this Agreement at any time or times shall not be deemed a waiver of that term, provision, or condition for the future, nor shall any specific waiver of a term, provision, or condition at one time be deemed a waiver of such term, provision, or condition for any future time or times.  This Agreement may be amended or modified only by a writing signed by both parties hereto.

                     b.           Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Israel without giving effect to the rules of conflicts of law.   The competent courts of Tel Aviv-Jaffa shall have exclusive jurisdiction upon any dispute arising hereunder.

                     c.           Tax Withholding.  The Company may withhold from any amounts payable under this Agreement such taxes (including federal, state, or local) as shall be required to be withheld pursuant to any applicable law or regulation. All amounts payble hereunder by the Company refer to gross amounts, unless specifically stated otherwise.

                     d.           Paragraph Captions.  Paragraph and other captions contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

                     e.           Severability. Without derogating from Section 9e., if any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that, in such event, this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

                     f.           Integrated Agreement.  This Agreement constitutes the entire under-standing and agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements, understandings, memoranda, term sheets, conversations and negotiations.  There are no agreements, understandings, restrictions, representations or warranties between the parties, express or implied, other than those set forth herein or herein provided for.

                     g.           Interpretation; Counterparts.  No provision of this Agreement is to be interpreted for or against any party because that party drafted such provision.  For purposes of this Agreement: “herein, “hereby,” “hereinafter,” “herewith,” “hereafter” and “hereinafter” refer to this Agreement in its entirety, and not to any particular subsection or paragraph.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

                     h.           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand delivery, or by facsimile (with confirmation of transmission), or by overnight courier, or within five (5) days after posting if sent by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows:

If to the Executive:

Keren Hayakemet Le’Israel 12
Givataim 53237
Tel: 03-731-1629

If to the Company:

Arel Communications and Software Ltd.

3 Ha-Yarden St.
Yavne, Israel
70600
Attention: Chief Executive Officer
Facsimile: 972-8-943-8106

with a copy to:

Yigal Arnon & Co.
1 Azrieli Centre
Tel Aviv 67021, Israel
Attention: David H. Schapiro, Adv.
Ari Fried, Adv.
Facsimile: 972-3-608-7714

or to such other address as either party shall have furnished to the other in writing in accordance herewith.

                    i.          Confidentiality of Agreement.  Subject to applicable law, the Executive undertakes to keep the contents of this Agreement confidential and not to disclose the contents of this Agreement to any third party without the prior written consent of the Company.

          IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

AREL COMMUNICATIONS AND		/S/DANIEL YELIN
SOFTWARE LTD.		DANIEL YELIN
By:	/S/IZHAK GROSS	Date: 7/20/2002
Name:	Izhak Gross_________
Title:	Chairman of the Board of Directors
Date: _7/20/2002___________________

July 15, 2002

Mr. Daniel Yelin.

Dear Mr. Yelin,

We are pleased to inform you that further to a meeting of the board of directors of Arel Communications and Software Ltd. (the “Company”) held on July 1, 2002, the board of directors, has decided to grant you options (“Options”) to purchase up to one hundred and twenty five thousand (125,000) ordinary shares (“Shares”) of the Company at an exercise price of US $0.60 (sixty cents) per share (the “Exercise Price”).

This grant is subject to the terms and conditions set out below:

1.          Issuance and Vesting of Options

1.1        The Options are hereby granted to you as of the date hereof and shall vest according to the vesting schedule below, provided that your employment under your employment agreement with Arel Communications and Software Ltd., dated as of July 15, 2002 (the “Employment Agreement”) has not been terminated as at the relevant vesting date:

Tranche	Number of Options	Vesting Date

“First Tranche”	25,000 Options	July 15, 2003
“Second Tranche”	30,000 Options	July 15, 2004
“Third Tranche”	35,000 Options	July 15, 2005
“Fourth Tranche”	35,000 Options	July 15, 2006

1.2        Accelerated Vesting. Notwithstanding the foregoing, the vesting date of the Options will be accelerated as follows:

(a)	In the event of a Change in Control (as defined below) prior to January 1, 2003, the First Tranche will become immediately vested and exercisable in full.
(b)	In the event of a Change in Control (as defined below) on or following January 1, 2003, all Options shall become immediately vested and exercisable in full.

             “Change in Control” means: (1) the acquisition by any person or group, other than by any affiliates of the Company, of 50% or more of the voting stock of the Company (other than in the event of a registered public offering of the securities of the Company); or (2) a sale or other disposition (in one transaction or a series of related transactions) of all or substantially all of the consolidated assets of the Company and of its subsidiaries other than to any affiliates of the Company.

2.          Transfer of Options

The Options are not transferable other than by will or the applicable laws of descent and distribution. No transfer of the Options by you, whether by will or by the laws of descent and distribution, shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and/or such other evidence as the Company’s board of directors may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Options.

3.          Exercise Price

Each Option may be exercised in consideration of the payment of the Exercise Price indicated above.

4.          Period of Exercise; Vesting

4.1        The above Options will vest only if at the time of vesting your employment has not been terminated under your Employment Agreement. Options which are unvested at the time of termination of your employment under your Employment Agreement will become void and unexercisable at the time of such termination.  For the purposes of this Agreement, your employment under your Employment Agreement shall be deemed to have been terminated upon notification to you of your discharge in accordance with the terms and conditions as set forth therein or the delivery by you of your letter of resignation, as the case may be, irrespective of the effective date of such resignation or discharge.

4.2        Vested Options may be exercised in whole or in part at any time for a period of five (5) years from the date of vesting.  Any Option not exercised within the aforesaid five (5) year period shall lapse and become void and unexercisable.

4.3        Notwithstanding Section 4.2 above, in the event that your Employment Agreement has been terminated for any reason whatsoever, you must exercise Options which have vested within sixty (60) days from the date of termination of your employment under your Employment Agreement, provided, however, should your employment under your Employment Agreement be terminated following your death or disability, vested Options must be exercised by your estate or legal representative, as the case may be, within one (1) year after the date of termination; any unexercised Options after such dates, as applicable, shall lapse and become void and unexercisable. For purposes of this Section 4.3, the term “disability” shall mean your inability to perform the duties and responsibilities required of you under the Employment Agreement due to a physical and/or mental disability for a period of sixty (60) consecutive days or ninety (90) non-consecutive days during any twelve (12) month period.

5.          Exercise of Options

5.1        The Options, or any part thereof, shall be exercisable by your signing and returning to the Company at its principal office a “Notice of Exercise” in such form as may be prescribed by the Company from time to time, together with full payment in cash, or in such other form that may be acceptable to the Company, of the exercise price therefor.

5.2        In order to issue Shares upon the exercise of any of the Options, you hereby agree to sign any and all documents and to take such further actions as required by any applicable law and/or the Company’s Articles of Association.

5.3        After a Notice of Exercise has been delivered to the Company, it may not be rescinded or revised by you.

5.4        The Company shall not be required to issue or deliver any certificate or certificates for Shares purchased upon any exercise of the Options prior to fulfillment of all the following conditions:

             a)          The completion of any applicable registration or other qualifications of such Shares under any state or federal law or under rulings or regulations of the Securities and Exchange Commission or of any other governmental regulatory body.

             b)          The payment to the Company or the making of arrangements satisfactory to the board of directors of the Company regarding the payment of any taxes of any kind required by law to be withheld with respect to the Options.

6.          Taxes

Any and all taxes, fees and other liabilities (as may apply from time to time) in connection with the grant and/or exercise of the Options and/or the sale of Shares issued upon the exercise of the Options, will be borne by you and you will be solely liable for all such taxes, fees and other liabilities. You are advised to consult with your tax advisor with respect to the consequences of receiving or exercising the Options.

7.          Adjustments

In the event that the Board of Directors of the Company shall determine, in its sole discretion, that any extraordinary stock dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar corporate event affects the Shares such that an adjustment is required in order to preserve the intent of this Agreement, then the board of directors of the Company shall adjust any or all of a) the number and kind of shares subject to outstanding Options, and b) the exercise price with respect to any outstanding Option and/or, if deemed appropriate, make provision for a cash payment to you. (For example, in the event of a stock split in which the number of outstanding Shares is increased, the number of Shares subject to Options and/or the exercise price therefore shall be adjusted to maintain the approximate difference (i.e., “spread”) between the exercise price and the fair market value of the Shares immediately prior to such stock split. The foregoing adjustment shall also be made in the event of a reverse stock split, to preserve the approximate “spread” immediately prior to such reverse stock split).

8.          Rights as a Stockholder

You shall not be, nor have any of the rights or privileges of, a stockholder of the Company in respect of any Shares purchasable upon the exercise of an Option unless and until certificates representing such Shares shall have been issued by the Company to you.

9.          No Right to Continued Employment

Nothing in the Agreement shall confer upon you any right to be employed by the Company or any of its subsidiaries or affiliates (the “Arel Companies”), to continue in the employ of the Company or any of the Arel Companies, or shall interfere with or restrict in any way the rights of the Company or any Arel Company to discharge you at any time for any reason whatsoever, with or without cause (subject to applicable provisions of your Employment Agreement).

10.          Notices

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand delivery, or by facsimile (with confirmation of transmission), or by overnight courier, or within five (5) days after posting if sent by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows (or to such other address as either party shall have furnished to the other in writing in accordance herewith):

(a)	if to you:

Keren Hayakemet Le’Israel 12
Givataim 53237
Tel: 03-731-1629

(b)	if to the Company:
Arel Communications & Software Ltd.
3 HaYarden St.
Yavne, Israel 70600
Fax: 972-8-943-8106
Attention: Chief Executive Officer

with a copy to:
Yigal Arnon & Co.
1 Azrieli Center
Tel-Aviv, Israel 67021
Fax: 972-3-608-7714
Attention: David H. Schapiro, Adv. Ari Fried, Adv.

11.          Amendment

All amendments and other modifications hereof shall be in writing and signed by the Company and you. The delay or failure on the part of any party hereto to insist, in any one instance or more, upon strict performance of any of the terms or conditions of this Agreement, or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such terms, conditions, rights or privileges but the same shall continue and remain in full force and effect.

12.          Governing Law

The laws of the State of Israel shall govern the interpretation, validity and performance of the terms of this Agreement, without regard to the principles of conflicts of laws. Any disputes arising hereunder shall be adjudicated exclusively in the courts of Tel Aviv-Jaffa.

Please indicate your consent to the above terms by signing this letter and returning it to the Company.

Sincerely,

Arel Communications and Software Ltd.

By:	/S/PHILIPPE SZWARC	Date:	7/15/2002

I, the undersigned, confirm that the contents of this letter are acceptable and agreed to by me.

By:	/S/DANIEL YELIN	Date:	7/15/2002

Daniel Yelin